Exhibit 99.1

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

To:Shareholders of Yandex N.V.

From:Board of Directors

Date:11 June 2018

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on June 28, 2018, beginning at 4.00 p.m. local time at the offices of Van Doorne, Jachthavenweg 121, 1081 KM Amsterdam, The Netherlands.

Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

The following agenda items are scheduled for the AGM:

Introductory remarks.

1.	Extension of the term for the preparation of the 2017 statutory annual accounts of the Company. (decision)

2.Approval of 2017 annual statutory accounts of the Company. (decision)

3.Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2017 financial year. (decision)

4.Re-appointment of John Boynton as a non-executive member of the Board of Directors for a three-year term. (decision)

5.Re-appointment of Esther Dyson as a non-executive member of the Board of Directors for a three-year term. (decision)

6.Appointment of Ilya A. Strebulaev as a non-executive member of the Board of Directors for a three-year term. (decision)

7. Cancellation of outstanding Class C Shares. (decision)

8.Appointment of the external auditor of the Company for the 2018 financial year. (decision)

9.General authorization of the Board of Directors to issue ordinary shares and preference shares. (decision)

10.General authorization of the Board of Directors to exclude pre-emption rights. (decision)

11.General authorization of the Board of Directors to acquire shares in the Company. (decision)

Any other business.

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Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our 2017 Annual Report on Form 20-F, are available:

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• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On May 31, 2018 the total number of Class A Shares outstanding (excluding shares held in treasury) was 290,415,195, with a total of 290,415,195 voting rights; and the total number of Class B Shares was 37,878,658, with a total of 378,786,580 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on May 31, 2018, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

If you would like to attend the AGM and your Class A shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet (at http://www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Many brokers are subject to New York Stock Exchange (‘‘NYSE’’) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in ‘‘street name’’ by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to ‘‘discretionary’’ items but will not be permitted to vote the shares with respect to ‘‘non-discretionary’’ items (those shares are treated as ‘‘broker non-votes’’). The election of directors is not considered a discretionary item. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

All matters require the affirmative vote of the holders of an absolute majority of the votes cast. However, if less than 50% of the issued share capital is present or represented by proxy at the AGM, proposal 8 (exclusion of pre-emptive rights) will also require the affirmative vote of the holders of two-thirds of the votes cast on the matter. Under our Articles of Association, blank or invalid votes count towards establishing a quorum, but do not count for voting purposes.

Amsterdam, 11 June 2018

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2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:June 28, 2018 at 4:00 p.m. local time

Location:Van Doorne
Jachthavenweg 121
1081 KM Amsterdam, The Netherlands

Opening

Introductory Remarks

Approval of 2017 statutory accounts; discharge of Directors

1.To approve the extension of the term for the preparation of the 2017 statutory annual accounts of Yandex N.V. (the ‘‘Company’’).  (Decision)

2.To approve the annual statutory accounts of the Company for the 2017 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

3.To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2017 financial year. (Decision)

Re-appointment and appointment of directors

4. To re-appoint John Boynton to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

5.To re-appoint Esther Dyson to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

6.To appoint Ilya A. Strebulaev to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

Cancellation of shares

7. To cancel 6,980,076 outstanding Class C shares, all held by the Company. (Decision)

Appointment of Auditor

8. To appoint JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2018 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2018 financial year (to be prepared under IFRS). (Decision)

General designations and authorizations of the Board of Directors

9. To designate the Board of Directors as the competent body to issue from time to time ordinary shares up to 20% of the issued share capital and preference shares up to the authorized share capital of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

10.To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the Annual General Meeting. (Decision)

11. To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

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Explanatory Notes to the Agenda

Opening

The Chief Executive Officer will look back on 2017, including the Group’s financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2018.

1-3. Extension of the term for the preparation of the 2017 Annual Statutory Accounts of Yandex N.V.; approval of 2017 Annual Statutory Accounts of Yandex N.V.; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2017 financial year

These agenda items include proposals to extend the term for the preparation of and to adopt the 2017 Statutory Accounts, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2017. With respect to the extension of the term for the preparation of the 2017 Annual Statutory Accounts, under Dutch law, the statutory annual accounts must be prepared within five months of the end of the financial year. Due to coordination issues with the Company’s auditors, the 2017 statutory annual accounts had not been finalized by May 31, 2018 as required but only by June 5, 2018. The proposed discharge of the members of the Board of Directors only covers matters that are known to the Company at the 2018 AGM when the resolution to discharge is adopted. Copies of the 2017 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

4. Re-appointment of John Boynton as a non-executive member of the Board of Directors

It is proposed to re-appoint John Boynton as a non-executive member of the Board of Directors of the Company for a three-year term with effect from June 28, 2018 and running until the annual general meeting to be held in 2021.

Mr. Boynton has been a non-executive director since 2000 and has served as Chairman since 2016. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. He also serves on the boards of several non-profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co-founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College. The Board of Directors is pleased that Mr. Boynton is available to continue to serve as a member of the Board of Directors.

5. Re-appointment of Esther Dyson as a non-executive member of the Board of Directors

It is proposed to re-appoint Esther Dyson as a non-executive member of the Board of Directors of the Company for a three-year term with effect from June 28, 2018 and running until the annual general meeting to be held in 2021.

Ms. Dyson has been a non‑executive director since 2006. Ms. Dyson is the executive founder of Way to Wellville, a US non‑profit dedicated to the production of health and the demonstration of its financial feasibility through a five‑community project. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start‑ups, and also sits on the board of Luxoft, another IT company of Russian origin. She started her career as a fact‑checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell‑side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. In addition to Yandex and Luxoft, her Russian interests have included advisory board seats with both IBS Group and SUP/LiveJournal, and investments in the technology companies Epam, Ostrovok, Medesk, Fairwaves, TerraLink, UCMS and Zingaya. In the U.S., she sits on the boards of 23andMe, Wellpass and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), Postini (sold to Google), Square Trade and Apiary, among others. She is the author of “Release 2.0: A design for living in the digital age” (1997), which has been translated into 18 languages. She earned a B.A. in economics from Harvard University, and speaks Russian. The Board of Directors is pleased that Ms. Dyson is available to continue to serve as a member of the Board of Directors.

6.Appointment of Ilya A. Strebulaev as a non-executive member of the Board of Directors

It is proposed to appoint Ilya A. Strebulaev as a non-executive member of the Board of Directors of the Company for a three-year term with effect from June 28, 2018 and running until the annual general meeting to be held in 2021.

Mr. Strebulaev has been on the faculty at the Graduate School of Business, Stanford University since 2004 and currently is the David S. Lobel Professor of Private Equity and a tenured Professor of Finance. He has also been a Research Associate at the National Bureau of Economic Research since 2010. He graduated from the London Business School with a doctorate in Finance. He also holds degrees from Lomonosov Moscow State University (B.Sc. Economics) and the New Economic School, Moscow (M.A. Economics). The Board of Directors is pleased that Ilya Strebulaev is available to serve as a member of the Board of Directors and believe that in addition to his qualification in Finance, he will bring to the Board his expertise in the global technology industry, as well as his experience in corporate innovation and leadership.

7. Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. The Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

8.Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2018 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2018 financial year (to be prepared under IFRS).

9-11. General authorization of the Board of Directors to (i) issue ordinary shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue ordinary shares in an amount up to 20% of the issued share capital from time to time and preference shares in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Under Dutch law, such preference shares may be issued to a protective foundation which may provide a block against any potential takeover. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

The Board of Directors have authorized a repurchase of up to $100 million worth of Class A shares of the Company under the authorization previously granted by annual general meeting of shareholders on May 25, 2017. Such shares may be repurchased from time to time in open market transactions. The timing and amount of share repurchases will depend on a variety of factors, including market conditions. The Company intends to make all repurchases in compliance with applicable regulatory guidelines and to administer the program in accordance with applicable laws, including Rule 10b-18 under the Securities Exchange Act of 1934. The company intends to enter into a repurchase plan under Rule 10b5-1 under the Exchange Act in respect of the shares to be repurchased under such program. The repurchase program is effective for up to twelve months.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on May 25, 2017.

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